

SILVERSTONE CORPORATION BERHAD (41515-D)

(Formerly known as Angkasa Marketing Berhad)

A Member of The Lion Group



03022017

20 March 2003

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn : Ms Victoria C Choy

Dear Sirs

Re : Exemption No. 82-3319
Issuer : Silverstone Corporation Berhad ("SCB") (formerly known as Angkasa Marketing Berhad)

We enclose herewith a copy of the General Announcement dated 19 March 2003, Re: Silverstone Corporation Berhad- Proposed Corporate and Debt Restructuring Exercises for filing pursuant to exemption No. 82-3319 granted to SCB under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any query.

Yours faithfully
SILVERSTONE CORPORATION BERHAD
(formerly known as ANGKASA MARKETING BERHAD)



WONG PHOOI LIN
Secretary

c.c. Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286



Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155, 21613166 Fax: (603) 21623448



Form Version 2.0

General Announcement

Ownership transfer to **ANGKASA/EDMS/KLSE** on **19-03-2003 05:41:58 PM**
Reference No **AA-030319-545DE**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**SILVERSTONE CORPORATION BERHAD (formerly known as Angkasa Marketing Berhad)**
* Stock name	:	**SILSTON**
* Stock code	:	**5061**
* Contact person	:	**Wong Phooi Lin**
* Designation	:	**Secretary**

* Type : ◉ **Announcement** ○ **Reply to query**

* Subject :

SILVERSTONE CORPORATION BERHAD ("SCB")
(formerly known as Angkasa Marketing Berhad)
PROPOSED CORPORATE AND DEBT RESTRUCTURING EXERCISES ("Proposed SCB Scheme")

* **Contents :-**

The Board of Directors of SCB announces that following satisfaction of the conditions precedent to the Proposed SCB Scheme as set out in Section 11 of the Circular to Shareholders issued by SCB dated 9 January 2003 ("Subject Circular"), the following have been effected:

i) the Proposed Corporate Restructuring Exercise (including the Proposed Capital Reconstruction Exercise for SCB); and

ii) the issuance of the RM denominated Bonds, USD denominated consolidated and rescheduled debts, new ordinary shares and new redeemable cumulative convertible preference shares by SCB to the SCB Scheme Creditors.

Pursuant to item (i) above, Silverstone Berhad and its subsidiary companies have become subsidiary companies of SCB.

Shareholders of SCB and potential investors are requested to refer to the Subject Circular and the announcements dated 30 January 2003, 6 February 2003, 17 February 2003, 21 February 2003, 25 February 2003 and 3 March 2003 for further details of the Proposed SCB Scheme.

Terms and references defined in the Subject Circular shall have the same meaning when used herein.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

SILVERSTONE CORPORATION BERHAD (41515-D)
(Formerly known as
ANGKASA MARKETING BERHAD)

....
Secretary

19 MAR 2003